 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

ContraFect Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

212326300
(CUSIP Number)

July 15, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		963,170 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

963,170 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

963,170 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 81,457 Shares (as defined in Item 2) issuable upon the exercise of certain 2022 Warrants (as defined in Item 4) and 627,431 Shares issuable upon the exercise of certain 2023 Warrants (as defined in Item 4).

2

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		963,170 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

963,170 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

963,170 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 81,457 Shares issuable upon the exercise of certain 2022 Warrants and 627,431 Shares issuable upon the exercise of certain 2023 Warrants.

3

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		709,349 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

709,349 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,349 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 52,475 Shares issuable upon the exercise of certain 2022 Warrants and 468,740 Shares issuable upon the exercise of certain 2023 Warrants.

4

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		709,349 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

709,349 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,349 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 52,475 Shares issuable upon the exercise of certain 2022 Warrants and 468,740 Shares issuable upon the exercise of certain 2023 Warrants.

5

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		118,309 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

118,309 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,309 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 14,595 Shares issuable upon the exercise of certain 2022 Warrants and 81,341 Shares issuable upon the exercise of certain 2023 Warrants.

6

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		118,309 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

118,309 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,309 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 14,595 Shares issuable upon the exercise of certain 2022 Warrants and 81,341 Shares issuable upon the exercise of certain 2023 Warrants.

7

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

BVF GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,672,518 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

1,672,518 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,672,518 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 133,932 Shares issuable upon the exercise of certain 2022 Warrants and 1,096,170 Shares issuable upon the exercise of certain 2023 Warrants.

8

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,847,299 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

1,847,299 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,847,299 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 174,999 Shares issuable upon the exercise of the 2022 Warrants and 1,200,000 Shares issuable upon the exercise of the 2023 Warrants.

9

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,847,299 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

1,847,299 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,847,299 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 174,999 Shares issuable upon the exercise of the 2022 Warrants and 1,200,000 Shares issuable upon the exercise of the 2023 Warrants.

10

CUSIP No. 212326300

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,847,299 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

1,847,299 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,847,299 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 174,999 Shares issuable upon the exercise of the 2022 Warrants and 1,200,000 Shares issuable upon the exercise of the 2023 Warrants.

11

CUSIP No. 212326300

Item 1(a).	Name of Issuer:

ContraFect Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

28 Wells Avenue, 3rd Floor

Yonkers, New York 10701

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 212326300

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

212326300

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 212326300

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold an aggregate of 349,997 warrants, exercisable for an aggregate of 174,999 Shares (the “2022 Warrants”). Each 2022 Warrant is exercisable for ½ of a Share. The 2022 Warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding Shares after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the 2022 Warrant (the “2022 Beneficial Ownership Limitation”). As of the date hereof, the 2022 Beneficial Ownership Limitation does not limit the exercise of any of the 2022 Warrants held by the Reporting Persons.

The Reporting Persons hold an aggregate of 1,600,000 warrants, exercisable for an aggregate of 1,200,000 Shares (the “2023 Warrants”, and together with the 2022 Warrants, the “Warrants”). Each 2023 Warrant is exercisable for ¾ of a Share. The 2023 Warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding Shares after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the 2023 Warrant (the “2023 Beneficial Ownership Limitation”). As of the date hereof, the 2023 Beneficial Ownership Limitation does not limit the exercise of any of the 2023 Warrants held by the Reporting Persons

As of the close of business on July 19, 2022 (i) BVF beneficially owned 963,170 Shares, including 81,457 Shares issuable upon the exercise of certain 2022 Warrants and 627,431 Shares issuable upon the exercise of certain 2023 Warrants, (ii) BVF2 beneficially owned 709,349 Shares, including 52,475 Shares issuable upon the exercise of certain 2022 Warrants and 468,740 Shares issuable upon the exercise of certain 2023 Warrants, and (iii) Trading Fund OS beneficially owned 118,309 Shares, including 14,595 Shares issuable upon the exercise of certain 2022 Warrants and 81,341 Shares issuable upon the exercise of certain 2023 Warrants.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 963,170 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 709,349 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 118,309 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,672,518 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,847,299 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in certain Partners managed accounts (the “Partners Managed Accounts”), including 56,472 Shares held in the Partners Managed Accounts (which includes 26,472 Shares issuable upon the exercise of certain 2022 Warrants and 22,490 Shares issuable upon the exercise of certain 2023 Warrants).

14

CUSIP No. 212326300

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,847,299 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,847,299 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of (i) 39,332,721 Shares outstanding as of May 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, and (ii) certain or all of the 1,374,999 Shares issuable upon the exercise of the Warrants, as applicable.

As of the close of business on July 19, 2022 (i) BVF beneficially owned approximately 2.4% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 1.8% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 2.4% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 1.8% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 4.1% of the outstanding Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 4.5% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

15

CUSIP No. 212326300

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on October 20, 2020.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

16

CUSIP No. 212326300

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2022

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

17